

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Jun Du
Chief Financial Officer
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road
Jinshan District, Shanghai, 200540
People's Republic of China

> **Re: Sinopec Shanghai Petrochemical Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated November 6, 2023**
> **File No. 001-12158**

Dear Jun Du:

We have reviewed your November 6, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 85

1. We note that you do not believe that any members of your board of directors, including those who are members or officials of the CCP Committee of the Company, are Chinese Communist Party officials. Please clarify the basis for this statement given Article 33 of the Chinese Communist Party Constitution addresses the leading Party members groups or Party committees of state-owned enterprises, indicating they should play a leadership role and discuss and decide on major issues of their enterprise in accordance with regulations. In your response, please address the following:

   - Please explain to us in reasonable detail the roles and responsibilities of the CCP Committee of the Company, including how they participate in deciding the major issues of their enterprise and the extent to which this group approves and directs major decisions and activities of their enterprise.

- Please provide us with a detailed explanation of the roles and responsibilities of each of your directors who is also an official or member of the CCP Committee of the Company on your operations and major decisions.

- Please explain to us in more detail how you considered whether the CCP Committee of the Company has effectively been appointed by or is effectively acting as an agent for the Chinese Communist Party and whether the functions of this role would reasonably meet a definition of a Chinese Communist Party official.

Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Scott Lesmes, Esq.